Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Keto5, Inc.
300 South Beverly Drive, Suite 108
Beverly Hills, CA 90212
https://www.keto5.com/

Up to $1,069,999.25 in Class B Common Stock at $4.75
Minimum Target Amount: $10,003.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Keto5, Inc.
Address: 300 South Beverly Drive, Suite 108, Beverly Hills, CA 90212
State of Incorporation: DE
Date Incorporated: February 10, 2017

Terms:

Equity

Offering Minimum: $10,003.50 | 2,106 shares of Class B Common Stock
Offering Maximum: $1,069,999.25 | 225,263 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $4.75
Minimum Investment Amount (per investor): $498.75

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-based

First 30 days, receive 5% bonus shares

Amount-based

Tier 1 Perk — Invest $5,000+ and receive 3% bonus shares

Tier 2 Perk — Invest $10,000+ and receive 19% bonus shares

Tier 3 Perk — Invest $25,000+ and receive 25% bonus shares

Tier 4 Perk — Invest $50,000+ and receive 30% bonus shares

Tier 5 Perk — Invest $75,000+ and receive 35% bonus shares

Tier 6 Perk — Invest $100,000+ and receive 40% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Keto5, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Class B at $5.00 / share, you will receive 110 shares of Common Class B, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Keto5, Inc. is a corporation organized under the laws of the state of Delaware that sells ketogenic supplements to medical care providers. The Company's business model consists of s business to business sales channel focused on US health care professionals. Our products are sold across all U.S. states] at to health care professionals as well as direct-to-consumer businesses online but only if authorized by a state licensed health care professional. The Company has a unique suite of products in a fast growing space with a very experienced team - the founder is a experienced and highly regarded physician.

Keto5, Inc. was initially organized asKeto5.com LLC, a Nevada limited liability company in 2016 and converted to a Delaware corporation on February 15, 2022

The Company received the right to use, multiple Patents both U.S. and international, filed with the USPTO from 2013 - 2021. The Company's core products contain a salt mixture that is patented by Axcess Global Sciences, LLC. Under an exclusive licensing agreement with Axcess Global Sciences, the Company has received the exclusive right to sell products with this patentend salt mixture through a clinical/medical professional distribution network. The agreement has an intial 5 year term but is automatically renewed unless the Company is in material default of the Agreement.

The Company also has entered into a five year exclusive distribution agreement with Bariatrix Nutrition with guaranteed mininm order quanties.

Competitors and Industry

The global ketogenic diet market size was valued at USD 9.57 billion in 2019. The ketogenic diet market is set to grow by USD 1.68 billion, progressing at a CAGR of over 5.5% between 2020 and 2025.

https://www.openpr.com/news/2410834/ketogenic-diet-market-business-overview-upcomingtrends#:~:text=The%20Global%20Ketogenic%20Diet%20Market%20size%20was%20valued,for%20weight%20loss%20and%20management

The ketogenic diet field is highly competitive as is the keto supplements space. However, there are no companies at the present time copmpeting in the keto supplements industry where the products are sold only through a clinical network. Our major supplier's sister company, Real Ketones (https://realketones.com) sells keto supplements through its website direct to consumer and has other products sold through big box retailers. THrough an agreement with Axcess Global Services and Ketone Labs, Keto5 will have the exclusive right to sell keto supplements containing DBHB salts through a clinical network of health care professionals. Despite the present competitive landscape, the Company stands out in the keto supplements industry because its main weight loss product, XOGenius will be sold to licensed health care professionals and dispensed to patients as part of a medically supervised weight loss plan. XoGenius will not be sold directly to consumers by Keto5 unless authorized by a licsnsed health care professional

Current Stage and Roadmap

The Company's products are currently in the pre-market prototype stage and pre-profit

The company plans to place its first commercial order for product in March 2022 and will launch its commercial operations either at the end of Q2 or beginning of Q3, 2022

The Company's efforts for the next few years will be focused on building its network of health care professionals, expanding market share, launching new category lines and products, growing our distribution network, research and development for our future products, etc.. We have several new product launches planned over the next 2-3 years months, including: XOTactial, XOFItness, EXSports and XOBrainfog

The Team

Officers and Directors

Name: Stephen Drimmer

Stephen Drimmer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO & Director
  Dates of Service: February 01, 2021 - Present
  Responsibilities: In charge of all company operations. Salary is $120,000.

Other business experience in the past three years:

- **Employer:** SkyBell Technologies
  Title: CEO
  Dates of Service: January 01, 2019 - May 01, 2019
  Responsibilities: Chief Executive Officer

Other business experience in the past three years:

- **Employer:** Silverlight Entertainment LLC
  Title: President
  Dates of Service: January 01, 2001 - Present
  Responsibilities: Chief Executive Officer

Other business experience in the past three years:

- **Employer:** Mount Hope Mines Inc
  Title: PRES
  Dates of Service: January 01, 2001 - Present
  Responsibilities: Chief Executive officer

Other business experience in the past three years:

- **Employer:** LIVE2RE
  Title: General Counsel
  Dates of Service: March 01, 2022 - Present
  Responsibilities: Provide legal counsel

Name: Stanley Ho

Stanley Ho's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Product Officer & Director
  Dates of Service: February 01, 2017 - Present

Responsibilities: Formulation and Production. Salary is $60,000

Other business experience in the past three years:

- **Employer:** ADVA Optical
  Title: Validation Engineer
  Dates of Service: December 01, 1993 - June 01, 2020
  Responsibilities: Testing and Validation of new hardware and software Products

Name: G. Michael Wool

G. Michael Wool's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Management of corporation. Salary is $100,000. Michael spends 4 days a week serving as CEO for Keto5 and one day a week working serving patients as a physician. His clinic work is business related as his patients are being evaluated for or being treated for wait loss or other conditions where ketosis is applicable and the treatment options often involve the use of Keto5 products.

Other business experience in the past three years:

- **Employer:** Self
  Title: Physician
  Dates of Service: July 01, 1985 - Present
  Responsibilities: Patient care

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock offered should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the supplements industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Keto5 Inc was formed on Feb 10, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Keto5 Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be

profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Targeted Ketosis is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stanley Tuck Hop Ho	2,700,000	Class A Common Stock	25.65%
Samantha Jean Wool	3,225,000	Class A Common Stock	30.637%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 225,263 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 15,000,000 with a total of 10,526,316 outstanding.

Voting Rights

One vote per share

Material Rights

Dividends

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Dividends

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

What it means to be a minority holder

As a minority holder of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: No money was raised
  Date: January 10, 2022
  Offering exemption relied upon: There was no offering exemption

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We anticipate that Commerical sales will begin in H2, 2022.

The company is guaranteed to begin generating revenue beginning Jan 2023 as sales will be guaranteed by the Bariatrix contract. We will be able to continue operations in the interim.

Foreseeable major expenses based on projections:

Inventory purchases, marketing and sales expenses.

Future operational challenges:

There are no major operatinal challenges as there is a guaranteed ramp up from Bariatrix. On time ordering of GoBHB and normal administrative operations will not cause major challenges. The major challenges will be in expanding the business to the medical (non-weight loss) side of the busisess since there are no guaranteed reveues for this side of the business. Convincing third party payers to reimburse patients for the uses of Keto5 products is the greatest challenge and opportiunity at the same time.

Future challenges related to capital resources:

We don't forsee issues related to capital resources because, if the Company's cash management is efficient, the company can be cash flow financed based on the Bariatrix contract alone, without any additional revenues from any other sources.

Future milestones and events:

The kickoff of Bariatrrix Minimum Orders in Q1 is the major initial milestone.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May, 2022 the Company has capital resources available in the form of a line of credit for $250,000 from Citizens Business Bank. All other cash needs are being funded by the Company's shareholders

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company expansion.

These funds are required to support marketing expenses and inventory purchases.

We do believe that we can obtain funding from other sources if the StartEngine campaign proves unsuccessful. There are many investors who would like to invest in the company - we prefer a StartEngine campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has,95% will be made up of funds raised from the crowdfunding campaign. However, the Company has other avanues available for capital including friends, family, a network of investors and the shareholder's own capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 year. Beginning in Q1, the Company will be self funding from cash flows from the Bariatrix contract, even if the Compnay generates no additional revenue.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months This is based on a current monthly burn rate of $75,000 per month for expenses related to salaries - $25,000 per month, marketing at $30,000 per month, Inventory purchases of $10,000 per month until late 2022 and insurance and other operating expenses of $10,000 per month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including the many doctors that Dr. Wool knows and who have expressed interest investing, Bariatrix Nutrician which is intersected, and the many friends and fellow investors with Steve Drimmer. We have know doubt that we will be successful in raising the necesary capital even if the StartEngine raise fails. The three shareholders also have the capital resources to self-fund the company.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Michael Wool
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The company pays rent to Michael Wool for use of his medical offices for the Headquarters of Keto5.
  Material Terms: $800 per month rent.

Valuation

Pre-Money Valuation: $50,000,001.00

Valuation Details:

First - we believe that with the exsiting level of excitement and activity in the space combined with the experience and creditability of the founders, the company's starting point for our valuation determination should be $7,500,000.

Then, we believe our exclusve license and distribution agreement of products containing DBHB salts in the clinical arena should at least double the value to $15,000,000. This deal was closed in Dec. 2021 and provides that we are the only company that can use the patented exogenous ketone salt formula. This formula has many applications and we believe it holds significant value. Additionally, since this agreement contemplates the sale of these ketone salts in a clinical setting, the market we are selling these products in will not be competitive. This is a huge advantage.

In April 2022 we entered into an exclusive distribution contract for weight loss with Bariatrix Nutrition, a $60,000,000 + revenues company. This contract, among other things, guarantees minimum purchase requirements under the above referred to licensing agreement and minimum orders of our XOGenius product totalling $1,655,889, $2,721,000, $7,074,600, $11,972,400, $18,502,800 in each of the next five years beginning in 2023. In addition to guaranteeing the above amount of XOGenius, the contract also sets prices for the purchases of our other products. Although minimum purchase requirements were not negotiated for our other products, we Bariatrix's current intention is to purchase significant quantities of our other products. Our product XOIMMUNE is a more potent version (and more expensive) verison of XOGENIUS and we ancipate that approximately 15% of purchases of products containing BHB Salts will be XOIMMUNE. In addition, our product XO8 will in some cases be taken along with either XOGENIUS and XOIMMUNE (we believe this will happen in approximately 25% of all cases). Anf finally, our product XOSTART will help reduce gastric complications for those users of our product - we estimate 25% of all cases. However, no sales of other products are included in the guaranteed sales forecasts for XOGENIUS. This exclusive deal substantially reduces our risk, has high upside and solidifies our relationship with a major player in the industry. We believe this brings the value of the company to $50,000,000.

The three principal shareholders of the company have many years of experience in their various fields. Dr. Michael Wool has been a practiciting physician and medical entrepreneur for many years, having initially worked on the HIV team with Dr. Anthony Fauci in the 1980s. He has founded or co-founded several mediacally related companies including a large surgical glove manufactuer and has served as a consultant to several of the largest pharmaceutical companies. Stephen Drimmer, a trained attorney, has had a nearly 50 year career as an entrepreneur with hands on experience in startating and managing startups. Stanley Ho brings 35 years of engineering and manufacturing expertise in developing and formulating the Keto5 product lineup. Earning his BSEE from the University of Hawaii, Stanley applies his varied engineering disciplines — ranging from from high-speed networking to chemical manufacturing — in the study of ketogenic diets and exogenous ketogenic agents.

This valuation was calculated internally by the company without the use of any formal third-party independent evaluations.

The pre-money valuation has been calculated on a fully diluted basis. The company only has Class A Common Stock currently outstanding. The company has no outstanding options, warrants or other securities with a right to acquire shares. The company has no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,003.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Professional fees, StartEngine fees*
  94.5%
  We will use the funds to pay our legal and accounting fees as well as any StartEngine charges.

If we raise the over allotment amount of $1,069,999.25, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  40.0%
  We expect to spend a large percentage of our 1st year revenues and capital on building out primary sales channel, the clinical network. Here is an estimate for the first 12 months - Sales and marketing Parker White 420,000 Advertizing 600,000 Social Media 600,000 Sales Support 350,000 - while this is more than the initial capital being sought, our intention is to raise more capital (5,000,000) and spend approximately 40% or $2M on marketing and sales
- *Operations*
  3.0%
  We estimate our G&A costs to be approximately 3.72% of sales during the period of the capital raise (first 7 months of operations including year 0). These costs will ramp up from month 7-12 but will be covered by revenues produced at that time.
- *Inventory*
  51.5%
  There is an 8 week delay from the order of product inventory until the finished products are manufactured plus another week or so to reach the customer. Thus the percentage of inventory to total capital needs in the early days of the company is high. Over time and as revenues grow, the percentage of purchased inventory to total sales will go down substantially.We do not want to be in a position where we have delays in shipping product to customers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.keto5.com/ (https://www.keto5.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/keto5

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Keto5, Inc.

[See attached]

Keto5.com LLC

Financial Statements

December 31, 2021 and 2020

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Keto5.com, LLC
Beverly Hills, California

We have reviewed the accompanying financial statements of Keto5.com, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 9, 2022
Los Angeles, California

KETO5.COM LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 4,893	$ 994
Inventories	55,515	58,465
Prepaids and Other Current Assets	2,485	2,407
Total current assets	**62,893**	**61,867**
Property and Equipment, net	2,044	2,673
Intangible Assets	31,382	4,619
Total assets	**$ 96,320**	**$ 69,159**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 2,310	$ -
Total current liabilities	**2,310**	**-**
Total liabilities	**2,310**	**-**
MEMBERS' EQUITY		
Members' Equity	94,010	69,159
Total Members' Equity	**94,010**	**69,159**
Total Liabilities and Members' Equity	**$ 96,320**	**$ 69,159**

See accompanying notes to financial statements.

KETO5.COM LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	3,900	$	1,502
Cost of Goods Sold		2,766		611
Gross profit		1,133		892
Operating expenses				
General and Administrative		54,877		59,313
Sales and Marketing		9,386		1,235
Total operating expenses		64,262		60,548
Operating Income/(Loss)		(63,129)		(59,656)
Interest Expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(63,129)		(59,656)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(63,129)**	**$**	**(59,656)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2019	**$**	**58,420**
Capital Contribution		70,395
Net income/(loss)		(59,656)
Balance—December 31, 2020	**$**	**69,159**
Capital Contribution		87,979
Net income/(loss)		(63,129)
Balance—December 31, 2021	**$**	**94,010**

See accompanying notes to financial statements.

KETO5.COM LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(63,129)	$	(59,656)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		629		472
Amortization of Intangibles		3,278		118
Changes in operating assets and liabilities:				
Inventory		2,950		(6,529)
Prepaids and Other Current Assets		(77)		(2,407)
Accounts Payable		2,310		-
Net cash provided/(used) by operating activities		**(54,039)**		**(68,002)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(3,145)
Purchases of Intangible Assets		(30,041)		(4,250)
Net cash provided/(used) in investing activities		**(30,041)**		**(7,395)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		87,979		70,395
Net cash provided/(used) by financing activities		**87,979**		**70,395**
Change in cash		3,899		(5,002)
Cash—beginning of year		994		5,997
Cash—end of year	**$**	**4,893**	**$**	**995**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. Nature of Business

Keto5.com LLC was formed on February 2, 2017, in the state of Nevada. The financial statements of Keto5.com LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Beverly Hills, California.

Keto5.com LLC (the "Company"), a Nevada limited liability company, is a health and wellness company specializing in nutritional supplements. Through the Company's medical network, comprised of United States licensed physicians, they distribute nutritional supplements to optimize patient's ketosis.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consists of bank deposits held in checking and savings accounts at financial institutions. The Company could have exposure to credit risk to the extent cash balances exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

Inventories
Inventories consist of finished goods product and packing materials and are stated at the lower of cost or net realizable value on a first-in, first-out basis.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of five years.

Upon sale or other disposition, the cost of property and equipment and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Significant additions or improvements extending asset lives are capitalized as incurred, while repairs and maintenance that do not improve or extend the life of the respective asset are charged to expense as incurred. Leasehold improvements are recorded at cost and amortized using the straight-line method over the shorter period of the lease term or the estimated useful life of the improvement.

Intangible Assets
Intangible assets consist of trademarks and website development costs. The intangible assets are subject to amortization and are amortized using the straight-line method over their estimated period of benefit, ranging from five to ten years. The Company's evaluates the recoverability of intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The assessment of impairment is based on the estimated undiscounted future cash flows from operating activities compared with the carrying value of assets. If the undiscounted future cash flows for an asset group are less than the carrying value, a write-down will be recorded measured by the amount of the difference between the carrying value and the fair value of the asset group. Assets to be disposed of are recorded at the lower of carrying value or fair value less costs to sell. Such assets are not depreciated while held for sale. No impairment was required to be recorded during the year ended December 31, 2021, and 2020.

Advertising
Advertising costs are expensed as incurred and amounted to $9,386 and $1,235 for the years ended December 31, 2021, and 2020, respectively. These expenses are included in selling, general, and administrative expenses within the Company's statements of operations.

Revenue Recognition
The Company's net sales consist of product sales. Revenue is recognized when control of the promised goods is transferred to customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods.

Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities. The Company's revenue is subject to California sales and use tax. Revenue is reported net of such taxes which were $3,900 and $1,502 for the years ended December 31, 2021, and 2020.

Shipping and handling services relating to product sales are recognized as fulfillment activities on the Company's performance obligation to transfer products and are therefore recorded within net sales as part of product sales and are not considered as separate revenues. Shipping and handling costs paid by the Company are included in cost of sales.

Income Taxes
As a limited liability company under the U.S. Internal Revenue Code, the allocated share of income or loss of the Company is included in the tax returns of its member. Accordingly, no provision for income taxes is made in the accompanying financial statements. If necessary, the Company generally makes an annual distribution to its members for their estimated tax liability on allocated net income under the terms of the operating agreement.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1 Quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The carrying amount of cash and accounts payable and accrued expenses are approximate fair value because of the short-term maturity of these instruments.

Recent Accounting Pronouncements
Guidance Adopted

ASU 2014-09 – On January 1, 2020, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customer (Topic 606), which was further amended through various updates issued by the Financial Accounting Standards Board ("FASB") thereafter. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services and establishes a five-step framework to be applied by an entity in evaluating its contracts with customers. The Company adopted ASC 606 using the modified retrospective method applied to all contracts not completed as of January 1, 2020. The adoption of ASC 606 did not result in a change to the accounting for the Company's revenue stream as such no cumulative effect adjustment was recorded.

Guidance Not Yet Adopted

ASU 2016-02 – In February 2016, the FASB issued ASU No. 2016-02, leases (Topic 842), or Topic 842, which was further amended through various updates issued by the FASB thereafter, which requires an entity to recognize the assets and liabilities that arise from leases with terms of more than twelve months. Under the guidance, a lessee will recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use assets representing its rights to use the underlying asset for the lease term. The standard is effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact that the adoption of this standard update will have on its financial position and results from operations.

Subsequent Events

The Company has evaluated subsequent events and determined there were no subsequent events to recognize or disclose. Subsequent events have been evaluated through May 9, 2022, which is the date the financial statements were issued.

3. Property and Equipment, Net

Property and equipment consisted of the following on December 31, 2021, and 2020:

As of Year Ended December 31,		**2021**		**2020**
Machinery & Equipment	$	3,145	$	3,145
Property and Equipment, at Cost		**3,145**		**3,145**
Accumulated depreciation		(1,101)		(472)
Property and Equipment, Net	**$**	**2,044**	**$**	**2,673**

Depreciation expenses for the year ended December 31, 2021, and 2020 were $629 and $472, respectively.

4. Intangibles, Net

Intangible assets consisted of the following on December 31, 2021, and 2020:

As of Year Ended December 31,		2021		2020
Trademark	$	6,738		4,738
Website development costs		28,041		-
Intangible assets, at cost		**34,779**		**4,738**
Accumulated amortization		(3,396)		(118)
Intangible assets, Net	**$**	**31,382**	**$**	**4,619**

Amortization expense for the year ended December 31, 2021, and 2020 was $3,278 and $118, respectively.

The estimated aggregate amortization expenses for each of the five succeeding years on December 31, 2021, are:

Period		Amortization Expense
2022	$	(3,278)
2023		(3,278)
2024		(3,278)
2025		(3,278)
Thereafter		(18,271)
Total	**$**	**(31,382)**

5. Related Party Transactions

The Company leases office space, under a short-term lease, from a member. In both years ended December 31, 2021, and 2020, the Company incurred $9,600 related to the lease. There were no amounts owed to the member related to the lease on December 31, 2021 and 2020.

6. Members' Equity

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Stanley Ho	50.0%
Michael Wool	50.0%
TOTAL	**100.0%**

7. Commitments and Contingencies

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. Subsequent events

The Company has evaluated subsequent events for the period from December 31, 2021, through May 9, 2022, which is the date the financial statements were available to be issued.

On February 10, 2022, the company converted from a LLC into a C Corp in the state of Delaware. Keto5, Inc. is authorized to issue 25,000,000 shares of Common Stock with a par value of $0.00001. So far, the Company has issued 10,000,000 shares.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $63,129, an operating cash flow loss of $54,039, and liquid assets in cash of $4,893, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Keto5

LONGER • LIGHTER • BRIGHTER


Keto5
Keto5
XO GENIUS

Website Beverly Hills, CA FOOD & BEVERAGE

$48,790 raised

12 Investors	$50M Valuation
$4.75 Price per Share	$498.75 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

At Keto5, we're on a mission to improve the quality of life for everyone. Our products dramatically increase ketone levels in the bloodstream, enabling users to achieve at least 5 times the level of ketosis achieved by diet alone. Keto5 is building a nationwide and international network of medical care professionals who will sell the products to their patients and supervise their use of the products. We are a pre-market, pre-revenue company with strategic hardware partnerships in place. We will commence building our clinical network in late Q2 of 2022.

Overview Team Terms Updates 4 Comments Follow

Reasons to Invest

- Within 5 years, even if no additional sales are achieved other than those guaranteed by Bariatrix Nutrition as per the exclusive distribution agreement for weight loss, the company will gross a minimum of $18,500,000 revenue in 2027 with a projected 60%+ gross profit. This investment is in a company dedicated to the improvement of the health of its customers.
- The global ketogenic diet market size was valued at $9.57 billion in 2019. And the ketogenic diet market is set to grow by USD 1.68 billion, progressing at a CAGR of over 5.5% between 2020 and 2025.*
- Nearly 1.1M physicians practice in the US of which 381,000 are in the specialties and subspecialties that treat conditions for which Keto5 products are beneficial.**

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into Keto5:

$498+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

*Information from Grandview Research and Yahoo Finance (source / source)

**Information from Statista (source)

A fully customized program to meet your healthcare goals

Weight loss is not our end goal here. It's your empowerment to live a high-quality, sustainable lifestyle with immense health benefits.

In the nearly 7 years since the formation of Keto5, founder Dr. Michael Wool, a renowned university research physician with a background in HIV antiviral drug therapy, and Stanley Ho, an engineer, brought together a small group of physicians to explore weight control using exogenous ketone supplementation.


We're on a mission
to improve quality
of life for everyone.

A small clinical trial of 49 patients demonstrated weight loss averaging 10 pounds per month over eight weeks. During that time, it was noted that Keto5 patients with complicated medical diseases including diabetes, hypertension, asthma, and certain auto-immune diseases experienced additional improvement in their symptoms, laboratory measurement of inflammation, and reduction in standard of care prescription medications.

With this research, we learned that no matter your goals, Keto5 doctors will optimize your program for your personal physiology and objectives - helping you hit targets faster and more effectively.


Potential benefits of Keto5 include:
Improvement of medical disease symptoms
A decrease in inflammation
A reduction in prescription medications

**Our dietary ketone supplement has not been approved by the FDA nor do our products cure or treat any disease*

In addition to weight loss, many patients may benefit from achieving durable increases of their ketosis levels when facing specific medical issues — such as diabetes, heart disease, autoimmune disorders, and even cancer — or to address a psychological challenge such as anxiety or depression.

We are all unique in our backgrounds and physical makeups. This type of tailored approach is the key to lasting metabolic results. **We're here to give the whole body treatment.**

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THE EVOLUTION OF THE HIGH CARB DIET

Ancient humanity had 90% fewer diseases than today

Our ancestors survived on fat stores (ketones) for days while hunting. And when they finally ate, it was mostly animal fat and protein. Human metabolism is still wired to work this way. Yet a carbohydrate-heavy diet has been foisted upon us for nearly 30 years, not to mention, billions in marketing by CPGs has driven average sugar consumption to **3 pounds per week** (source)**.**

Point blank: Living off of carbs and sugar now instead of fat is making us fat. So much so that 4 in 10 Americans are obese. Not just overweight, but obese. This obesity causes chronic inflammation everywhere in the body.


40%
of Americans are obese
This obesity causes chronic inflammation which underpins several diseases, incl.
Diabetes
Cancer
Heart disease
Autoimmune disorders
Liver disease
Kidney disease
Alzheimer's

(source)

So while obesity-induced inflammation is busy making us sick… along comes a viral pandemic. Recent data from the CDC demonstrates that obesity increases the risk of severe illness from COVID-19. People who are overweight (but not obese) may also be at increased risk. Obese people may have triple the risk of hospitalization due to a COVID-19 infection (source).

Promoting the therapeutic power of high ketosis levels to the American public will help solve many health problems associated with obesity. That's where we come in.

THE SOLUTION

We're on a mission to improve quality of life for everyone

We're seeing increasing popularity for the ketogenic diet (ancient man diet).

And with that, Keto5 will help thousands of overweight or obese people lose weight under the direction of a physician (by far the most effective of all weight loss programs) and reduce levels of inflammation and vulnerability to a host of inflammation-related diseases. It takes the ketogenic diet to the next (and more powerful level).


Keto5 takes the ketogenic diet to the next level.
XOGENIUS
In mere minutes, achieve 5x higher ketone levels than diet alone that last up to 6 hours.
XO8
Increase ketosis duration by up to 30%, and ketosis levels by up to 20%
Keto5
XOGENIUS

KETO5 is optimizing human health and longevity through 360-degree ketogenic management. We are cultivating a network of physicians that Keto5 will specially train in all aspects of ketogenic management, including metabolic function, inflammation physiology and immunology, as well as ketogenic nutrition and diet design.

Upon joining the Keto5 program, you can choose to partner with one of these highly knowledgeable and compassionate experts, or continue working with your own personal physician as part of your supervised keto care regimen.


Keto5 is optimizing human health and longevity through 360-degree ketogenic management.
Proprietary ketogenic compounds
Ketogenic dietary support
Keto5
Ketogenic medical therapies

Our flagship product, XOGENIUS, is a ketone salt supplement that produces nutritional ketosis in minutes vs. hours or days in a ketogenic diet alone.


Keto5
XOGENIUS
Keto5
XOIMMUNE
Keto5
XO8
XO GENIUS has upwards of
6X GREATER POTENCY
than formulations available in the consumer or medical markets.

XOGENIUS safely yields 200% - 500% higher ketone levels in 1 dose. We believe this is upwards of 6X the potency of other formulas available today (source). And Keto5 has exclusive rights to sell to a clinical network from the patent holder of the main ingredient of XO Immune and XO Genius.

XOGENIUS has helped patients achieve a median of 10 lbs. of weight loss and 81% reduced inflammation in just 30 days during proven clinical trials (source, source). Because of this efficacy, XOGENIUS even provides Nutritional Forgiveness. This means a flexible modern diet with some carbohydrates can be enjoyed while still maintaining adequate levels of ketosis.


Key benefits of Keto5:
Nutritional forgiveness
Enhanced immunity
Mental acuity
Personalized program
Medically supervised
Premium formulation

Keto5 develops, manufactures, and will sell through a network of healthcare professionals its Keto5 products - all of which either contain exogenous ketone salts or related products to consume with the ketone salts-based products.

We'll sell Keto5 products initially through our clinical network that in turn sell to its patients. The company will also sell directly to consumers but only with the authorization of a network physician. They will be sold to health care professionals at a wholesale price that is more than double our cost of manufacturing. Our suite of exogenous salts products for mental sharpness, brain fog, esports, and other uses will be sold directly to consumers online with or without the authorization of a Keto5 clinical network healthcare provider.

THE MARKET

Ketogenic beverages alone are a $3B and growing category

But XOGENIUS doesn't compete in the cluttered, low-margin, "snake oil" consumer market... Instead, we leverage a physician-only distribution network — initially targeting medical weight loss.

- The U.S. primary care physicians market size was valued at **$254.9 billion** in 2020 and is expected to expand at a compound annual growth rate (CAGR) of 3.02% from 2021 to 2028 (source).
- The global ketogenic diet market size was valued at **$9.57 billion** in 2019 (source).
- The ketogenic diet market is set to grow by **$1.68 billion**, progressing at a CAGR of over 5.5% between 2020 and 2025 (source).


Ketogenic beverages alone are a $3B and growing category.
Global Ketogenic Beverage Revenue
2015
2016
2017
2018
2019
2020

(source)

This growth is primarily in the ketogenic diet arena. However, there is increasing awareness among both health care professionals and consumers of the benefits of ketosis both from a weight loss perspective but also the many therapeutic benefits of being in a heightened state of ketosis.


Keto5
Keto5
XOGENIUS
Keto5 is squarely in this arena by building a network of health care professionals to treat their patients with our ketogenic exogenous salts products - XOGENIUS and XOIMMUNE.

The KETO5 network of healthcare professionals will prescribe custom individual tailored ketogenic subscription plans including laboratory monitoring, telemedicine remote monitoring, health coaching encouraging the best outcomes and sustained clinical benefits far beyond DIY consumer-grade, “over-the-counter” and “online” products.

Plus, Keto5’s products produce higher levels of ketosis (typically at least 5X) than those that are conventionally available in the "over the counter" marketplace, and up to 10 times higher than with a Keto diet alone.


We are developing personalized telemedicine support & a companion mobile app.
49

*Images are computer generated demo versions. Product is still currently under development

The Keto5 proprietary formulations producing these optimized ketosis levels are best managed by Keto5’s experts to achieve optimized patient results. Due to ubiquitous ketogenic diets along with the advancing patient population using exogenous ketones, questions about their use logically defaults to the primary care physician. Only a minority of physicians can adequately answer patient questions and give appropriate guidance about "Targeted Ketosis".

OUR TRACTION

Strategic hardware partnerships are in place to complete the program offering

Here's a closer look at what we've been up to, and where we are headed:

- Spent 7 years doing research with actual patients
- Spent 6 years perfecting the products
- Designed all packaging
- New company logo and visual branding
- Completed website
- Hired agency to help build a clinical network
- Completed agreement to give Keto5 exclusive rights to sell products containing GoGHB, a key and indispensable ingredient in XOGENIUS and XOImmune in the clinical arena, giving us an enormous competitive advantage
- Keto5 has recently entered into a distribution agreement with Bariatrix Nutrition, a global manufacturer and distributor of food products for the weight loss industry. Between its France and North American operations, it generates annual revenues in excess of $60M. Under the terms of the agreement, Baritrix will be the exclusive distributor of Keto5 products for weight loss. Bariatrix currently operates a clinical network of weight loss centers and physicians with more than 2,000 MDs in its network. It has also created an online portal and app that is managed by its team of registered dietitians. Under the terms of the contract that has an initial 5 year term with auto-renewals, Bariatrix is obligated to purchase sufficient quantities of Keto5 products to satisfy Keto5's minimum purchase quantity requirements for GoBHB starting in January 2023. The Bariatrix contract alone guarantees minimum revenues for Keto5 of:

2023	2024	2025	2026	2027
$1,655,889	$2,721,000	$7,074,600	$11,972,400	$18,502,800

- Gross profits increase with volume but we are projecting that they will be in the 60% range as per the agreed wholesale prices with Bariatrix will be creating new flavors for XOGENIUS and XOIMMUNE as well as new products containing GoBHB including meal replacements (shakes), bars, chips, muffins, pancake mix, soups and gummies (please see risk factors in the Form C for additional information regarding projections).
- Have experienced core team consisting of a physician, engineer, and experienced entrepreneur and operator/attorney

Keto5 will help Bariatrix increase its medical network for weight loss by co-marketing with them. Dr. Wool will be meeting with many large medical weight loss centers including IdealProtein, Metabolic, Ranier, Moxy, Lindora and others to persuade them of the benefits of products containing GoBHB for weight loss.

We believe that with a clinical network of only 1,000 health care professionals, apart from Bariatrix's existing network (out of a target range of 1,100,000 primary care and specialist physicians) could help us reach our goal of becoming a $400 Million company. The value of the clinical network alone will be extremely valuable.



What Medical Experts Are Saying
Ashraf E. MD
Pulmonary Medicine
Putting my asthmatic patients on Keto5 products has optimized their ketosis levels and significantly improved breathing.
Teresa M. MD
Internal Medicine
I have given XO GENIUS to my patients to help them manage weight issues and modify their diets, and have seen long-lasting results.

*The above testimonials may not be representative of the opinions of other medical experts or experiences of other customers and is not a guarantee of future performance or success.

WHY INVEST

We believe Keto5 is poised to help more than 70% of America who are overweight live healthier, longer, and happier lives

Professional and consumer awareness of the powerful therapeutic benefits of high ketone levels in humans is in its infancy. Although the term "keto" has crept into the public vernacular over the past 5 years, the enormous range of benefits of ketosis is barely understood by the population at large.

We are truly at the dawn of a new age where the power of ketones is about to be unlocked and unleashed. If this thesis is proven to be correct, then, given the company's exclusive rights in the clinical network, we believe the potential for growth is enormous.


We believe Keto5 is not only the most disruptive model to the medical paradigm in a generation...
and it's not only a business that will revolutionize how we fuel and manage our bodies....
Keto5 is poised to help more than 70% of America live healthier, longer, and happier lives.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Meet Our Team



Stephen Drimmer

COO & Director

Columbia College and Law School graduate, Stephen Drimmer has been a successful enterpreneur for more than 40 years. His track record of successful ventures are very diverse including transportation, entertainment, mining, marketing, and technology. For the past 10 years, he has been an active investor in startups including StartEngine. Keto5 is Drimmer's latest venture. He also serves as a consultant and advisor to startups. He lives in Los Angeles with his wife of 36 years and two Airedale Terriers.



Stanley Ho

Chief Product Officer & Director

Stanley Ho brings 35 years of engineering and manufacturing expertise in developing and formulating the Keto5 product lineup. Earning his BSEE from the University of Hawaii, Stanley applies his varied engineering disciplines – ranging from from high-speed networking to chemical manufacturing – in the study of ketogenic diets and exogenous ketogenic agents.



G. Michael Wool

CEO & Director

Michael Wool, MD is a board-certified internist with Cedars-Sinai. In addition to his 35 years of HIV clinical research, Dr. Wool holds two U.S. patents, and has built and sold several medical companies. Since discovering the power of ketones to fight deadly inflammation, Dr. Wool created Keto5 to reach and help patients all across the country.

Offering Summary

Company	Keto5, Inc.
Corporate Address	300 South Beverly Drive, Suite 108, Beverly Hills, CA 90212
Offering Minimum	$10,003.50
Offering Maximum	$1,069,999.25
Minimum Investment Amount (per investor)	$498.75

Terms

Offering Type	Equity
Security Name	Common Class B
Minimum Number of Shares Offered	2,106
Maximum Number of Shares Offered	225,263
Price per Share	$4.75
Pre-Money Valuation	$50,000,001.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Time-based

First 30 days, receive 5% bonus shares

Amount-based

Tier 1 Perk — Invest $5,000+ and receive 3% bonus shares

Tier 2 Perk — Invest $10,000+ and receive 19% bonus shares

Tier 3 Perk — Invest $25,000+ and receive 25% bonus shares

Tier 4 Perk — Invest $50,000+ and receive 30% bonus shares

Tier 5 Perk — Invest $75,000+ and receive 35% bonus shares

Tier 6 Perk — Invest $100,000+ and receive 40% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Keto5, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Class B at $5.00 / share, you will receive 110 shares of Common Class B, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Dr. Bob Arnot Joins Keto5's Advisory Board

4 hours ago

We are thrilled to announce that Dr. Robert Arnot, former Chief Medical Correspondent for NBC and CBS News and *New York Times* bestselling author, has joined the Medical Advisory Board of Keto5.

Dr. Arnot has enjoyed a lengthy and distinguished career in journalism and medicine, reporting from the frontlines of Iraq, Sudan, Kosovo, Somalia, and Rwanda, among numerous other global locales. He also serves on the boards of multiple prominent organizations, including Harvard Medical School, Save the Children, and Lifeline Iraq, and leads clinical trials and analytical chemistry for major CPG companies.

As an accomplished elite athlete in sports ranging from Nordic ski racing to Ironman, the decision to join Keto5's board was quite personal for Dr. Arnot. As he describes of his own use of our proprietary ketone salt supplements: "I'm getting stunning recoveries which would be otherwise unattainable. I'm also seeing strain scores, back to back, against a crowd of Ivy league sports captains — and beating them, daily, weekly, and monthly... These results are beyond anything I have ever seen with a product."

Securing a medical advisor and board member of Dr. Arnot's experience and stature alone is an incredible accomplishment and milestone for Keto5. Yet also finding a power user and devotee of our products in one of the best-recognized and most trusted medical correspondents of our era is truly a remarkable feat.

We invite you to join Dr. Arnot not only in ownership of Keto5, but to enjoy the performance and health benefits of achieving therapeutic ketosis through the power of our premium exogenous ketone products.

https://www.linkedin.com/in/drbobarnot/

Keto5 In The News

5 days ago

Keto5 In the News

We're very excited to announce that Keto5 has recently been featured across a range of major news publications and outlets, including Yahoo! Finance, MarketWatch, Morningstar, Seeking Alpha, and Benzinga, among many others. The Yahoo! Finance article can be found here.

In total, *97 million consumers* have been reached to learn about Keto5's work, and how the natural healing power of ketosis is poised to eliminate chronic inflammation afflicting more than 70% of Americans.

This is only the beginning of the journey, and many other significant and exciting articles and releases are yet to come. But we definitely wanted to share the great momentum that's already building, and look forward to welcoming you to the Keto5 team as owners and champions of human health.

Keto5 Granted Exclusive License for Breakthrough Ketone Salts

12 days ago

What significantly elevates Keto5 above any other commercial ketone manufacturer is our medically-formulated designs, utilizing highly specialized salts. These essential proprietary ingredients, which contain the BHB (beta-hydroxybutyrate) compound, are so unique and effective in this application, the invention was patented by research company Axcess Global Sciences, LLC ("AGS")

To ensure full compliance, as well as gain strategic defensibility in the marketplace, Keto5 has secured an exclusive license to sell products containing these ketone salts to a vast clinical network — including doctors, hospitals, university health care systems, weight loss centers, rehabilitation centers, military bases, and all other outlets where a licensed healthcare professional is onsite.

This 5-year, automatically-renewing license positions Keto5 as the only manufacturer in the world able to distribute this clinically-proven formulation. In fact, AGS has even chosen to take a 5% equity position in Keto5 as part of our deal: reflective of its belief in and excitement about our products, and which further aligns the two companies' interests going forward.

We invite you to join us in ownership of Keto5, and to support our mission of eliminating the destructive impact of inflammation by returning people to our natural state of ketosis.

A Welcome to Keto5 from CEO Dr. G. Micheal Wool

18 days ago

Ketosis: A Return to Our Natural State

We all enter the world in ketosis as babies, using little stores of fat for energy. And mother's milk, which is low in carbohydrates and high in fat, keeps infants in this optimal ketogenic state all throughout nursing. The human body, simply put, is born to burn fat.

Nature has a reason: Fat provides twice as much energy as glucose (sugar), and our metabolisms burn it slowly, efficiently, and cleanly. This is why fat is the body's preferred means of storing energy, and why ketosis is its preferred means of using it.

Yet today as adults, we spend only a small fraction our lives in ketosis — owing to the enormous *3 pounds of sugar* we consume every week. This is like sandpaper on our internal organs, causing chronic inflammation throughout the body.

Over time, this inflammation gives rise to diseases like diabetes, cancer, heart disease, kidney and liver disease, autoimmune disorders, and even Alzheimer's. Inflammation is truly the great medical crisis of our time.

Keto5 is my clarion call for our ***return to our nature***. By allowing the body to exist in ketosis again, so many of the devastating inflammatory diseases that ruin our quality of life and take us away from our loved ones too soon will be able to innately improve and even resolve on their own.

In fact, not only will we live longer and healthier in ketosis, but we'll naturally experience sustainable body weight, increased energy and stamina, improved acuity and dexterity, and a host of other benefits that make our daily lives more enjoyable and fulfilling.

Ketosis is the way back to wellbeing. And Keto5 is the superhighway to get there.

I'm so excited to now share the many years of painstaking research and testing that have gone into precision-developing Keto5's line of premium ketone salts, which deliver the body into ketosis more quickly, efficiently, and durably than any other product on the market — all fully supervised by certified and trained physicians.

This is the beginning of a keto wellness transformation — based in science, not fad — with some of the most brilliant minds and recognized names in health and medicine already onboard.

I invite you to learn more, follow us, and even become an owner of Keto5 on StartEngine today.

To your heath,

G. Michael Wool, MD

CEO KEto5

END OF UPDATES

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "KETO5, INC." FILED IN THIS OFFICE ON THE TENTH DAY OF FEBRUARY, A.D. 2022, AT 4:54 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6612015 8100F
SR# 20220461791

Authentication: 202636549
Date: 02-11-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A NEVADA LIMITED LIABILITY COMPANY UNDER THE NAME OF "KETO5.COM, LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "KETO5.COM, LLC" TO "KETO5, INC.",FILED IN THIS OFFICE ON THE TENTH DAY OF FEBRUARY, A.D. 2022, AT 4:54 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6612015 8100F
SR# 20220461791

Authentication: 202636549
Date: 02-11-22

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Nevada.

2.) The jurisdiction immediately prior to filing this Certificate is Nevada.

3.) The date the Limited Liability Company first formed is February 10,2017.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Keto5.com, LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Keto5, Inc..

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 10th day of February, A.D. 2022.

By: G. Michael Wool MD

Name: Michael Wool
Print or Type

Title: Authorized Officer
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:54 PM 02/10/2022
FILED 04:54 PM 02/10/2022
SR 20220461791 - File Number 6612015

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:54 PM 02/10/2022
FILED 04:54 PM 02/10/2022
SR 20220461791 - File Number 6612015

CERTIFICATE OF INCORPORATION
OF
KETO5, INC.

The undersigned, a natural person (the "**Sole Incorporator**"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware hereby certifies that:

ARTICLE I

The name of this corporation is Keto5, Inc. (the "**Corporation**").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Road, Suite 201, in the City of Dover, County of Kent, 19904. The name of its registered agent at such address is Cogency Global Inc.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

The Corporation is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock presently authorized is 25,000,000 each having a par value of $0.00001.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of Common Stock of the Corporation.

A. Common Stock.

15,000,000 shares of the authorized and unissued Common Stock of the Corporation are hereby designated "**Class A Common Stock**" and 10,000,000 shares of the authorized and unissued Common Stock of the Corporation are hereby designated "**Class B Common Stock**", each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Part A of this Article IV refer to sections of Part A of this Article IV.

1. Voting. The holders of Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Except as provided by the General Corporation Law, the holders of Class B Common Stock shall not be entitled to vote their shares of Class B Common Stock on any matter,

including any matter which the holders of the Class A Common Stock shall otherwise be entitled to vote their shares. There shall be no cumulative voting. The number of authorized shares of Class A Common Stock, Class B Common Stock and Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

ARTICLE V

A. Management by Board of Directors. The management of the business and the conduct of the affairs of the Corporation will be vested in its Board of Directors. The number of directors which will constitute the whole Board of Directors will be fixed by the Board of Directors in the manner provided in the bylaws of the Corporation. Unless and except to the extent that the bylaws of the Corporation so require, the election of directors of the Corporation need not be by written ballot.

B. Election of Directors. Directors will be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director will hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors will shorten the term of any incumbent director.

C. No Cumulative Voting. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, will be entitled to so cumulate such stockholder's votes unless (1) the names of such candidate or candidates have been placed in nomination prior to the voting and (2) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

D. Removal. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally at an election of directors.

E. Empowerment Regarding Bylaws. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. The stockholders will also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, such action by stockholders will require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE VI

A. Liability of Directors Limited. The liability of the directors for monetary damages for breach of fiduciary duty as a director is eliminated to the fullest extent under applicable law.

B. Indemnification Authorized. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation will be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Limitation on Repeal of Article VI. Any repeal or modification of this Article VI is only prospective and does not affect the rights or protections or increase the liability of any officer or director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

ARTICLE VII

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

ARTICLE VIII

The name and the mailing address of the Sole Incorporator is:

Melissa Singh c/o Prospera Law, LLP
1901 Avenue of the Stars, Suite 480
Los Angeles, CA 90067

ARTICLE IX

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article IX is held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article IX (including, without limitation, each portion of any sentence of this Article IX containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances will not in any way be affected or impaired thereby.

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[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation as of February 10, 2022.

/s/ Melissa Singh
Melissa Singh
Sole Incorporator